UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

KDDI Supports Low-Power Wide-Area Modules from Sierra Wireless for IoT Applications in Japan

Next-generation LP gas smart meters will be the first products deployed in Japan on KDDI’s network using Sierra Wireless Low-Power Wide-Area (LPWA) modules

AirPrime® HL78, featuring Altair’s ALT1250 chipset, provides LTE-M connectivity with best-in-class power performance and unlimited firmware over-the-air updates on KDDI’s LTE-M (Cat-M1/eMTC) network

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 1, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), and KDDI Corporation, a Japanese telecommunications and system integration provider, today announced that KDDI has selected Sierra Wireless AirPrime® HL78 cellular modules for LTE-M IoT applications. KDDI will be the world’s first MNO to provide its customers with HL78 modules operating on its LTE-M network, beginning in mid-2018 with one of the leading LP gas smart meter companies in Japan. KDDI expects more IoT applications in diverse markets to follow, including logistics and wearables.

KDDI launched the first domestic cellular LTE-M telecommunication service in Japan. LP gas service providers using the new smart meters will be able to boost their operational efficiency while offering their customers value-added services. LPWA networks deliver a new class of wireless technology specifically designed for low-power IoT applications [see infographic], combining lower cost, broader coverage and better battery life with globally available and secure cellular networks.

“Sierra Wireless’ modules provide exceptional low-power performance, allowing smart gas meters to consume so little electricity that they will be able to perform two-way telecommunication for about 10 years on three 2,400mA industrial batteries,” said Hiroyuki Kimura, Deputy General Manager, IoT Business Development Division, KDDI. “The extended coverage provided by our LTE-M network will allow LP gas service providers to reach more of the Japanese market.”

The HL78 modules, featuring Altair Semiconductor’s integrated ALT1250 chipset, deliver best-in-class power performance extending the life of battery operated devices by up to 10X compared to other available LTE-M/NB-IoT modules. This new level of power saving modes, with improved wake-up and sleep mode responsiveness, as well as ultra-low-power sleep mode, make HL78 modules the ideal choice for any power-constrained IoT application.

“Sierra Wireless’ HL78 modules give system integrators like KDDI the most scalable, lowest power module platform for LPWA designs,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “We’re excited to be working with KDDI on this large-scale LTE-M deployment in the utility market and to support them as the first MNO in the world to complete interoperability testing with HL78. We are planning to start delivering HL78 to KDDI in July 2018.”

In addition to low-power performance unique to the HL78 design, the modules integrate GNSS tracking capability, security and an embedded SIM[1] in a new compact CF3® size (18mm x15mm) that is pin-to-pin compatible with other HL Series modules. Customers have the flexibility to deploy the same device on global LTE-M and NB-IoT (Cat-NB1)[2] networks, with support for more than 20 LTE frequency bands in addition to optional 2G fallback[1]. Built-in security, including HTTPS, secure socket, secure boot and free unlimited firmware over-the-air (FOTA) updates from the AirVantage® device management IoT Platform, helps customers ensure HL78 deployments are future proof and secure.

“The utility meter market in Japan is very advanced and has ultra-low power consumption and stringent security requirements”, said Ilan Reingold, VP of Business Development and Marketing for Altair. “Sierra’s HL78 modules are excellently suited to meet these needs.”

[1] KDDI currently doesn't support 2G fallback, and an embedded SIM of HL78.
[2] Interoperability testing with HL78 on KDDI NB-IoT Network is still undecided.

Resources

  Infographic: What is LPWA?
  Webinar: Designing Low-Power Applications for LTE-M and NB-IoT LPWA Networks
  White papers: Evaluation of LTE-M Towards 5G IoT Requirements, LPWA Technologies: Separating Fact from Fiction
  Product Data Sheets: HL7800 and HL7802

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “AirPrime” and “AirVantage” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

About KDDI

KDDI is the second largest telecommunication service provider in Japan, offering both mobile and fixed-line communications. With its well-established base of over 50 million customers, and through mobile services and shops offering its "au" brand, KDDI is expanding its services into the "Life Design" business, which includes fintech, e-commerce and nationwide electric power utility services. With a 60-year history, KDDI is now focusing on creating smart infrastructure through IoT technologies and open innovation with partners and start-up companies in diverse industries. KDDI is accelerating the global growth of its telecommunications consumer business, with operations in Myanmar and Mongolia, and in the global ICT business with the "TELEHOUSE" brand. KDDI (TYO: 9433) is listed on the Tokyo stock exchange.

http://www.kddi.com/english/

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com
or
KDDI
Kentaro Sato
Public Relation Dpt.
kn-satou@kddi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	March 1, 2018